Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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March 8, 2024

Confidential
 Draft Registration Statement

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746) Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to proposed sales of the Company’s ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”), by certain selling shareholders and issuance of ADSs pursuant to certain warrants, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review. The Company confirms that it will publicly file its registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Financial Statements

The Company has included in this submission (i) the audited consolidated and combined financial statements of the Company as of and for the years ended December 31, 2022 and 2021, (ii) the unaudited financial statements of the Company as of and for the six months ended June 30, 2023 and 2022, (iii) the audited financial statements of L Catterton Asia Acquisition Corp. (“LCAA”) as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from January 5, 2021 (inception) through December 31, 2021, (iv) the unaudited financial statements of LCAA as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022, and (v) the unaudited pro forma condensed combined financial statements presenting the combination of the financial information of LCAA and the Company.

In addition, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of the Draft Registration Statement is impracticable and involves undue hardship for the Company.

*                *                *

Securities and Exchange Commission

March 8, 2024

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.

Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

John Fung, Partner, KPMG Huazhen LLP